SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

BCE SUPPORTS CGI’S PLANNED ACQUISITION OF AMERICAN MANAGEMENT SYSTEMS

Montréal (Québec), March 10, 2004 — BCE Inc. (NYSE/TSX: BCE) announced today that it has agreed to subscribe to Cdn $66 million of Cdn $331 million of Class A Subordinate shares to be issued by CGI Group Inc. as part of the financing of its planned acquisition of American Management Systems, Inc. announced earlier today. At the close of such CGI equity issue, BCE will hold approximately 29% of the outstanding equity shares of CGI.

BCE believes that the planned acquisition is an important step in CGI’s US expansion plans and its overall growth strategy.

About BCE

BCE is Canada’s largest communications company. It has 26 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE’s media interests are held by Bell Globemedia, including CTV and The Globe and Mail. As well, BCE has e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

About CGI

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 20,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe and centers of excellence in India. CGI’s annualized revenue run rate is currently CDN$2.8 billion (US$2.1 billion) and at December 31, 2003, CGI’s order backlog was CDN$12.2 billion (US$9.3 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

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For further information:

Nick Kaminaris Communications (514) 786-3908 Web Site: www.bce.ca	George Walker Investor Relations (514) 870-2488

Early Warning Report
(relating to CGI Group Inc.)

This report is made pursuant to:
National Instrument 62-103
Subsection 111(2) of the Securities Act (British Columbia)
Subsection 141(2) of the Securities Act (Alberta)
Subsection 110(2) of the Securities Act, 1988 (Saskatchewan)
Subsection 92(2) of the Securities Act (Manitoba)
Subsection 101(2) of the Securities Act (Ontario)
Section 147.12 of the Securities Act (Quebec)
Subsection 107(2) of the Securities Act (Nova Scotia)
Subsection 102(2) of the Securities Act (Newfoundland)

(a)	Name and address of offerors: BCE Inc. 1000 de la Gauchetiere St. West Suite 3700 Montreal, Quebec H3B 4Y7 and 3787877 Canada Inc. 1000 de la Gauchetiere St. West Suite 4100 Montreal, Quebec H3B 5H8

(b)
The designation and number or principal amount of securities and the offeror’s securityholdings percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On March 19, 2004, 3787877 Canada Inc. (“Subco”), a wholly-owned subsidiary of BCE Inc. (“BCE”), acquired from CGI Group Inc. (“CGI”) 8,268,125 subscription receipts at a price of $8.00 per subscription receipt for a total consideration of $66,145,000 (the “BCE Subscription”). The subscription receipts were issued by CGI in a private placement to Subco made concurrently with, and on the same terms and conditions as, a firm underwritten private placement by CGI in Canada and the United States of an additional 33,072,500 subscription receipts at a price of $8.00 per subscription receipt representing gross proceeds to CGI of $264,580,000 (the “Underwritten Offering”) (the BCE Subscription and the Underwritten Offering being collectively referred to herein as the “CGI Offering”). Each

2.

subscription receipt will be automatically exchanged for one Class A Subordinate share of CGI, without payment of additional consideration, on the date that CGI accepts for payment at least a majority of the outstanding common shares of American Management Systems, Incorporated (“AMS”) under CGI’s cash tender offer to acquire all issued and outstanding common shares of AMS (such date being the “Escrow Release Date”). The 8,268,125 Class A Subordinate shares for which the subscription receipts held by Subco are to be exchanged on the Escrow Release Date represent approximately 2.2% of the issued and outstanding Class A Subordinate shares of CGI (the “Class A Shares”).

(c)

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

Following the exchange of the subscription receipts held by Subco for 8,268,125 Class A Shares on the Escrow Release Date, BCE and its subsidiaries will beneficially own a total of 128,296,525 Class A Shares representing approximately 31.3% of the issued and outstanding Class A Shares, and approximately 28.9% of the issued and outstanding Class A Shares and Class B (Multiple Voting) Shares of CGI (“Class B Shares”) on a combined basis[1]. These 128,296,525 Class A Shares will represent approximately 17.2% of the voting rights attaching to the outstanding Class A Shares and Class B Shares on an aggregate basis[1].

1 This computation takes into account the 33,072,500 Class A Shares to be issued on the Escrow Release Date upon exchange of the 33,072,500 subscription receipts issued by CGI in the Underwritten Offering made on March 19, 2004.

(d)	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:
	(i)	the offeror, either alone or together with any joint actors, has ownership and control:

Refer to Item (c) above.

	(ii)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

N/A

3.

(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

N/A

(e)	Market where the transaction or occurrence took place:

The subscription receipts held by Subco were issued to it by CGI on March 19, 2004 on a private placement basis.

(f)
The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Subco acquired the subscription receipts as part of the CGI Offering to raise gross proceeds of approximately $330.7 million to partially fund the payment of the acquisition price of all issued and outstanding common shares of AMS under CGI’s cash tender offer for such AMS shares.

BCE has no current intention to dispose of its investment in CGI or to acquire additional securities of CGI. However, BCE reserves the right to change its plans and intentions with respect to CGI at any time and BCE may, subject to the rights and restrictions contained in the New Agreement (as defined in Item (f) of BCE’s early warning report dated July 28, 2003) relating to acquisitions or dispositions of CGI shares described under Item (g) of the July 28, 2003 early warning report, from time to time, sell or acquire Class A Shares (or other securities of CGI) in public or private transactions.

(g)
The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The 41,340,625 subscription receipts issued under the CGI Offering, including the 8,268,125 subscription receipts issued by CGI to Subco under the BCE Subscription, were issued pursuant to the terms and conditions of a Subscription Receipt Agreement entered into on March 19, 2004 (the “Subscription Receipt Agreement”) among CGI, Computershare Trust Company of Canada (as “Escrow Agent”) and National Bank Financial Inc. and Credit Suisse First Boston Canada Inc. (the co-underwriters of the Underwritten Offering). Pursuant to the terms of the Subscription Receipt Agreement, the aggregate gross proceeds to CGI of the

4.

sale of the 41,340,625 subscription receipts issued in the Underwritten Offering and the concurrent BCE Subscription (the “Escrowed Funds”) were delivered to and held in escrow by the Escrow Agent pending the Escrow Release Date. Upon occurrence of the Escrow Release Date, the Escrow Agent will (a) release the Escrowed Funds (together with interest or other income earned thereon) to CGI and (b) deliver to the holders of the subscription receipts, without payment of additional consideration or any further action by such holders, one Class A Share for each subscription receipt held commencing on the second business day after the Escrow Release Date, and holders of subscription receipts will not be entitled to any interest or other income on the amount of the Escrowed Funds. If the Escrow Release Date does not occur by or before July 1, 2004 (the “Termination Date”), the Escrow Agent will return to holders of subscription receipts, commencing on the second business day following the Termination Date, an amount equal to the issue price thereof and their pro rata portion of interest or other income earned thereon, less applicable withholding tax. Pursuant to the terms of the subscription receipts, holders of subscription receipts do not have any voting or other rights as holders of Class A Shares.

(h)	The names of any joint actors in connection with the disclosure required by this report:

3787877 Canada Inc., a wholly-owned subsidiary of BCE, holds 8,268,125 subscription receipts and will beneficially own 8,268,125 Class A Shares following the exchange of the subscription receipts for Class A Shares on the Escrow Release Date. BCE beneficially owns 30,954,732 Class A Shares and 3588513 Canada Inc., a wholly-owned subsidiary of BCE, beneficially owns 89,073,668 Class A Shares.

(i)
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and, if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or part 4 in respect of the reporting issuer’s securities:

The subscription receipts held by Subco were acquired by it as part of the CGI Offering. Subco paid $8.00 per subscription receipt for a total cash consideration of $66,145,000. No additional consideration is payable by Subco at the time of the exchange, on the Escrow Release Date, of the subscription receipts held by it for Class A Shares.

5.

The information above updates the information with respect to numbers of Class B Shares held by BCE and its direct or indirect subsidiaries and information relating to agreements with respect to the acquisition, holding, disposition or voting of securities of CGI provided in early warning reports dated January 22, 1998, March 3, 1999, June 3, 1999, October 12, 1999 and July 28, 2003.

Dated the 23rd day of March, 2004

BCE Inc.
By:	(signed) Linda Caty

Linda Caty Corporate Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: March 23, 2004